

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 28, 2016

VIA E-MAIL
Mr. Sean M. Mahoney
Chief Financial Officer
DiamondRock Hospitality Company
3 Bethesda Metro Center, Suite 1500
Bethesda, MD 20814

> **Re:** **DiamondRock Hospitality Company**
> **Form 8-K dated August 5, 2016**
> **Filed August 5, 2016**
> **File No. 001-32514**

Dear Mr. Mahoney:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 8-K FILED ON AUGUST 5, 2016

Exhibit 99.1

1.   In your next earnings release, please provide a more substantive and concise discussion of how your non-GAAP measures Hotel EBITDA and Hotel Adjusted EBITDA are useful to investors. Please provide us with your proposed changes in your response letter.

2.   Please clarify your disclosures on pages 9 and 10 to further explain why adjustments made to EBITDA and FFO are not reflective of the underlying operating performance of your hotels.

3.   We note that you exclude corporate expenses from consolidated Hotel EBITDA and Hotel Adjusted EBITDA on page 12. Please explain to us why you concluded that these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities